UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

PROTECTIVE INSURANCE CORPORATION

(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

74368L104

(CUSIP Number)

David E. Schmidt, Esq.

Much Shelist, P.C.

191 N. Wacker Drive, Suite 1800

Chicago, IL 60606

Phone: (312) 521-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74368L104	Page 2 of 24 pages

1		NAME OF REPORTING PERSON Norton Shapiro 2008 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,019(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 116,019(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,019(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust. Cheryl Kreiter and Richard Horwood are the co-trustees of the Norton Shapiro 2008 Trust and have shared voting and dispositive power over these shares. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 118,524 shares of Class B Common Stock, or 1.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 3 of 24 pages

1		NAME OF REPORTING PERSON Norton Shapiro Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,277(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,277(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,277(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 3,277 shares of Class A Common Stock held by the Norton Shapiro Revocable Trust. Richard Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by the Norton Shapiro Revocable Trust by virtue of the fact that he is its sole trustee. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is less than 1%, based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns less than 1% of the outstanding Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 4 of 24 pages

1		NAME OF REPORTING PERSON Norton Shapiro Family LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,500(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 7,500 shares of Class A Common Stock held by Norton Shapiro Family LLC. Richard Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by Norton Shapiro Family LLC by virtue of the fact that he is the sole trustee of NS Family Trust #1, which is the sole manager of Norton Shapiro Family LLC. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is less than 1% based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns less than 1% of the outstanding Class A Common Stock.

SCHEDULE 13D

CUSIP No. 74368L104	Page 5 of 24 pages

1		NAME OF REPORTING PERSON NSF Investment Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,424(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,424(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,424(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(2)
14		TYPE OF REPORTING PERSON PN

_______________

(1) Includes 128,424 shares of Class A Common Stock held by NSF Investment Partnership. NSF Investment Partnership is economically beneficially owned by 22 trusts, the economic beneficiaries of which are various members of Norton Shapiro’s family. Richard Horwood is the sole trustee of each of the above-referenced trusts, and thus, he has sole voting and dispositive power over all Class A Common Stock held by NSF Investment Partnership. Does not include any shares of Class B Common Stock because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 462,699 shares of Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 6 of 24 pages

1		NAME OF REPORTING PERSON Richard Horwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,201(1)
	8	SHARED VOTING POWER 116,019(2)
	9	SOLE DISPOSITIVE POWER 139,201(1)
	10	SHARED DISPOSITIVE POWER 116,019(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,220(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(4)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes (i) 7,500 shares of Class A Common Stock held by Norton Shapiro Family LLC, (ii) 3,277 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust, and (iii) 128,424 shares of Class A Common Stock held by NSF Investment Partnership. Mr. Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by Norton Shapiro Revocable Trust by virtue of the fact that he is its sole trustee. Mr. Horwood has sole voting and dispositive power over all shares of Class A Common Stock held by Norton Shapiro Family LLC by virtue of the fact that he is the sole trustee of NS Family Trust #1, which is the sole manager of Norton Shapiro Family LLC. NSF Investment Partnership is economically beneficially owned by 22 trusts, the economic beneficiaries of which are various members of Norton Shapiro’s family. Mr. Horwood is the sole trustee of each of the above-referenced trusts, and thus, he has sole voting and dispositive power over all Class A Common Stock held by NSF Investment Partnership. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) Includes 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust. Cheryl Kreiter and Richard Horwood are the trustees of the Norton Shapiro 2008 Trust and have shared voting and dispositive power over these shares.

(3) Includes (i) 7,500 shares of Class A Common Stock held by Norton Shapiro Family LLC, (ii) 3,277 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust, (iii) 128,424 shares of Class A Common Stock held by NSF Investment Partnership; and (iv) 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust.

(4) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 596,168 shares of Class B Common Stock, or 5.1% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 7 of 24 pages

1		NAME OF REPORTING PERSON Cheryl Kreiter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 116,019(1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 116,019(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,219(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(4)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes 116,019 shares of Class A Common Stock held by Norton Shapiro 2008 Trust. Cheryl Kreiter and Richard Horwood and trustees of the Norton Shapiro 2008 Trust and have shared voting and dispositive power over these shares. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 118,524 shares of Class B Common Stock, or 1.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 8 of 24 pages

1		NAME OF REPORTING PERSON Nathan Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 217,921(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 217,921(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,921(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%(2)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes (i) 173,062 shares of Class A Common Stock held by NS (Florida) Associates Inc., and (iii) 44,859 shares of Class A Common Stock held by New Horizon (Florida) Enterprises Inc. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 468,750 shares of the outstanding Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 9 of 24 pages

1		NAME OF REPORTING PERSON Nathan Shapiro Revocable Trust Dated 10/7/87
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 274,166(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 274,166(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,166(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(2)
14		TYPE OF REPORTING PERSON OO

_______________

(1) Includes 274,166 shares of Class A Common Stock held by Nathan Shapiro Revocable Trust Dated 10/7/87. Steven A. Shapiro, Daniel Shapiro, Randy Shapiro and Lesley Beider Stillman are the Co-Trustees of the trust. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 261,912 shares of the outstanding Class B Common Stock, or 2.2% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 10 of 24 pages

1		NAME OF REPORTING PERSON NS (Florida) Associates Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,062(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,062(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,062(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(2)
14		TYPE OF REPORTING PERSON CO

_______________

(1) Includes 173,602 shares of Class A Common Stock held by the NS (Florida) Associates Inc. Nathan Shapiro is the sole Director and President of NS (Florida) Associates Inc., with sole voting and dispositive power over all shares of Class A Common Stock held by it. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 453,750 shares of the outstanding Class B Common Stock, or 3.9% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 11 of 24 pages

1		NAME OF REPORTING PERSON Shapiro Family Investment Partnership – Nathan Share
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,410(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,410(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,410(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(3)
14		TYPE OF REPORTING PERSON PN

_______________

(1) Includes 128,410 shares of Class A Common Stock held by Shapiro Family Investment Partnership – Nathan Share. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 462,640 shares of the outstanding Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 12 of 24 pages

1		NAME OF REPORTING PERSON Stephen J. Gray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,410(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 128,410(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,410(2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(2)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Includes 128,410 shares of Class A Common Stock held by Shapiro Family Investment Partnership – Nathan Share. The Shapiro Family Investment Partnership – Nathan Share is economically beneficially owned by 26 trusts, the economic beneficiaries of which are various members of Nathan Shapiro’s family. Mr. Gray is the sole trustee of each of these trusts, and thus, he has sole voting and dispositive power over all Class A Common Stock owned the Shapiro Family Investment Partnership – Nathan Share. Does not include any shares of Class B Common Stock (including any Class B Common Stock owned by Mr. Gray, individually), which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person, as trustee of the above-referenced 26 trusts, also beneficially owns 462,640 shares of the outstanding Class B Common Stock, or 4.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 13 of 24 pages

1		NAME OF REPORTING PERSON Steven A. Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,395(1)
	8	SHARED VOTING POWER 295,541(2)
	9	SOLE DISPOSITIVE POWER 22,395(1)
	10	SHARED DISPOSITIVE POWER 295,541(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,936(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(4)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes (i) 22,335 shares of Class A Common Stock held by Steven A. Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL, (iii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jordyn Reese Shapiro UTMA/IL. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) Includes 21,375 shares of Class A Common Stock held by Illinois Diversified Company, LLC, and (ii) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The managers of Illinois Diversified Company, LLC, who share voting and dispositive power over shares of Class A Common Stock held by it, are Steven A. Shapiro and Daniel Shapiro. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87, who share voting and dispositive power over shares of Class A Common Stock held by it, are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(3) Includes (i) 22,335 shares of Class A Common Stock held by Steven A. Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL, (iii) 30 shares of Class A Common Stock held by Steven A. Shapiro C/F Jordyn Reese Shapiro UTMA/IL, (iv) 21,375 shares of Class A Common Stock held Illinois Diversified Company, LLC, and (v) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87.

(4) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 347,422 shares of the outstanding Class B Common Stock, or 3.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 14 of 24 pages

1		NAME OF REPORTING PERSON Daniel Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67(1)
	8	SHARED VOTING POWER 295,541(2)
	9	SOLE DISPOSITIVE POWER 67(1)
	10	SHARED DISPOSITIVE POWER 295,541(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,698(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%(4)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes (i) 37 shares of Class A Common Stock held by Daniel Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) Includes (i) 21,375 shares of Class A Common Stock held Illinois Diversified Company, LLC, and (ii) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The managers of Illinois Diversified Company, LLC, who share voting and dispositive power over shares of Class A Common Stock held by it, are Steven A. Shapiro and Daniel Shapiro. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87, who share voting and dispositive power over shares of Class A Common Stock held by it, are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(3) Includes (i) 37 shares of Class A Common Stock held by Daniel Shapiro, individually; (ii) 30 shares of Class A Common Stock held by Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL, (iii) 21,375 shares of Class A Common Stock held Illinois Diversified Company, LLC; and (iv) 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87.

(4) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 347,412 shares of the outstanding Class B Common Stock, or 3.0% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 15 of 24 pages

1		NAME OF REPORTING PERSON Randy Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 274,166(1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 274,166(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,166(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(1)(2)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87 are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 261,912 shares of the outstanding Class B Common Stock, or 2.2% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 16 of 24 pages

1		NAME OF REPORTING PERSON Lesley Beider Stillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 274,166(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 274,166(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,166(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(1)(2)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes 274,166 shares of Class A Common Stock held by the Nathan Shapiro Revocable Trust Dated 10/7/87. The co-trustees of the Nathan Shapiro Revocable Trust Dated 10/7/87 are Randy Shapiro, Steven A. Shapiro, Daniel Shapiro and Lesley Beider Stillman. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020. The reporting person also beneficially owns 261,912 shares of the outstanding Class B Common Stock, or 2.2% of the Class B Common Stock. This percentage is based on 11,662,517 shares of the Issuer’s Class B Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 17 of 24 pages

1		NAME OF REPORTING PERSON Emily Rita Shapiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) %(2)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes 30 shares of Class A Common Stock held by Emily Rita Shapiro, individually. Emily Rita Shapiro does not own any shares of Class B Common Stock.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 18 of 24 pages

1		NAME OF REPORTING PERSON New Horizon (Florida) Enterprises Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,859(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,859(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,859(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(2)
14		TYPE OF REPORTING PERSON CO

_________________

(1) Includes 44,859 shares of Class A Common Stock held by New Horizon (Florida) Enterprises Inc. The sole Director, President and Secretary of New Horizon (Florida) Enterprises Inc. is Nathan Shapiro, who has sole voting and dispositive over all shares of Class A Common Stock held by it. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 19 of 24 pages

1		NAME OF REPORTING PERSON Illinois Diversified Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,375(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,375(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,375(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) Includes 21,375 shares of Class A Common Stock held by Illinois Diversified Company, LLC. The managers of Illinois Diversified Company, LLC, who share voting and dispositive power over shares of Class A Common Stock held by it, are Steven A. Shapiro and Daniel Shapiro. Does not include any shares of Class B Common Stock, which are not required to be reported because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of November 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2020.

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment No. 4”) is made pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the undersigned with respect to the Class A Common Stock, no par value per share, of Protective Insurance Corporation. This Amendment No. 4 amends and supplements that certain Schedule 13D originally filed with the Securities and Exchange Commission on December 30, 1986 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 23, 2020 (“Amendment No. 1”), Amendment No. 2 filed on June 17, 2020 (“Amendment No. 2”), and Amendment No. 3 filed August 18, 2020 (“Amendment No. 3” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”). Except as otherwise indicated, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On January 15, 2021, Steven A. Shapiro (“Mr. Shapiro”), Jackson Henry Shapiro, Jordyn Reese Shapiro, Nathan Shapiro Revocable Trust and NS (Florida) Associates, Inc. (collectively, the “Applicants”) filed a Statement on Form A with the Indiana Department of Insurance (the “Department”), seeking the approval of the Department necessary in order for Mr. Shapiro to solicit proxies in connection with the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”). As previously disclosed, the Reporting Persons are party to the Restated Contingent Sale Agreement. In order for the Reporting Persons to sell their shares of Class A Common Stock pursuant to the Restated Contingent Sale Agreement, the Issuer’s board of directors (the “Board”) would have to agree to take certain actions, including the removal of the antitakeover restrictions that the Board put in place in response to the contemplated sale.

If a resolution is not reached with the Issuer before the deadline for the notice of nominations of candidates for election to the Board at the 2021 Annual Meeting, Mr. Shapiro proposes to solicit proxies to elect new Board members who would be willing to remove the Issuer’s antitakeover restrictions and take certain other actions to permit the contemplated sale.

Although several parties are Applicants, Mr. Shapiro is the only Applicant (and the only Reporting Person) who currently intends to solicit proxies with respect to the 2021 Annual Meeting.

As of January 3, 2021, the Board has been classified, such that there are three members of the Board who are in Class I, four members of the Board who are in Class II and four members of the Board who are in Class III. Only the directors who are in Class I will be up for election at the 2021 Annual Meeting, and those elected at the 2021 annual meeting will serve a three-year term. The candidates that Mr. Shapiro has included in the Form A with respect to the 2021 Annual Meeting are (1) Michael G. O’Rourke, who currently serves as President and Chief Executive Officer of Signature Bank, (2) Daniel M. Shapiro, the Chief Executive Officer and Principal of SF Investments and managing member for New Vernon Wealth Management, and (3) Joseph G. Syage, who retired in December 2019 as Managing Director at Conning, Inc. If approved, Mr. Shapiro intends to solicit proxies for the election of these candidates to the Board at the 2021 Annual Meeting. Mr. Shapiro also currently expects to file a subsequent Form A seeking approval to solicit proxies with respect to the election of candidates that will be up for election at the Issuer’s 2022 annual meeting (the “2022 Annual Meeting”). If both the proposed proxy solicitation with respect to the 2021 Annual Meeting and the anticipated proxy solicitation with respect to the 2022 Annual Meeting are approved and successful, a majority of the Board would be comprised of individuals who Mr. Shapiro believes would be willing to take the actions necessary to permit the contemplated sale.

 Page 20 of 24 pages

The Applicants have not requested the Department’s approval for any action other than the proposed proxy solicitation with respect to the 2021 Annual Meeting. Any solicitation with respect to the 2022 Annual Meeting would be subject to separate approval by the Department, as would consummating the transactions contemplated by the Restated Contingent Sale Agreement.

As previously disclosed, the Restated Contingent Sale Agreement provides that if the Issuer or a third party presents the Selling Stockholders with an arm’s-length Acquisition Proposal made by a third party not affiliated with the Issuer or any of the Selling Stockholders and the Selling Stockholders believe in good faith that it would be beneficial to their interests and to the interests of the other equity owners of the Issuer for the Selling Stockholders to engage in any of the prohibited Acquisition Proposal and Stock Sale Restrictions with respect to a specific Acquisition Proposal, the Restated Contingent Sale Agreement permits the Selling Stockholders to take such actions so long as they satisfy certain conditions, including the payment of the Reimbursement and the Terminating Fee.

Except as otherwise disclosed herein and otherwise provided in the Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or the management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

[Signatures on Next Page]

 Page 21 of 24 pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This Amendment No. 4 to Schedule 13D is executed this January 19, 2021 by each of the undersigned.

Norton Shapiro 2008 Trust

By:	/s/ Richard Harwood
Name: Richard Horwood
Title: Co-Trustee

By:	/s/ Cheryl Kreiter
Name: Cheryl Kreiter
Title: Co-Trustee

Norton Shapiro Revocable Trust

By:	/s/ Richard Harwood
Name: Richard Horwood
Title: Trustee

Norton Shapiro Family LLC, an Illinois limited liability company

By:	NS Family Trust #1
Its: Manager

By:	/s/ Richard Harwood
Name: Richard Horwood, not individually, but solely as Trustee
Title: Trustee

NSF Investment Partnership, an Illinois general partnership

By:	/s/ Richard Harwood
Name: Richard Horwood, not individually, but solely as Trustee of each of its general partners
Title: Trustee of each of its general partners

Steven A. Shapiro, individually

/s/ Steven A. Shapiro
Steven A. Shapiro

 Page 22 of 24 pages

Daniel Shapiro, individually

/s/ Daniel Shapiro
Daniel Shapiro

Nathan Shapiro, individually

/s/ Nathan Shapiro
Nathan Shapiro

Nathan Shapiro Revocable Trust Dated 10/7/87

By:	/s/ Lesley Beider Stillman
Name: Lesley Beider Stillman
Title: not individually, but solely as Co- Trustee

By:	/s/ Randy Shapiro
Name: Randy Shapiro
Title: not individually, but solely as Co- Trustee

By:	/s/ Daniel Shapiro
Name: Daniel Shapiro
Title: not individually, but solely as Co- Trustee

By:	/s/ Steven A. Shapiro
Name: Steven A. Shapiro
Title: not individually, but solely as Co- Trustee

NS (Florida) Associates Inc.

By:	/s/ Nathan Shapiro
Name: Nathan Shapiro
Title: Director and President

Steven A. Shapiro C/F Jackson Henry Shapiro UGTMAIL

By:	/s/ Steven A. Shapiro
Name: Steven A. Shapiro

 Page 23 of 24 pages

Steve Shapiro C/F Jayson Ryan Shapiro UTMA/IL

By:	/s/ Steven A. Shapiro
Name: Steven A. Shapiro

Steve Shapiro C/F Jordyn Reese Shapiro UTMA/IL

By:	/s/ Steven A. Shapiro
Name: Steven A. Shapiro

Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL

By:	/s/ Daniel Shapiro
Name: Daniel Shapiro

Emily Rita Shapiro, individually

/s/ Emily Rita Shapiro
Emily Rita Shapiro

New Horizon (Florida) Enterprises Inc.

By:	/s/ Nathan Shapiro
Name: Nathan Shapiro
Title: Director and President

Illinois Diversified Company, LLC

By:	/s/ Steven A. Shapiro
Name: Steven A. Shapiro
Title: Manager

By:	/s/ Daniel Shapiro
Name: Daniel Shapiro
Title: Manager

Page 24 of 24 pages